CORONADO CORP

Sabana Oeste de la Princessa Marina,

200 Mts Oeste y 100 Norte, Porton Verde,

Frente SBC Computadoras, San Jose, Costa Rica

Tel:  702-953-0289  Fax:  425-451-8568

January 8, 2009

VIA EDGAR CORRESPONDENCE ONLY

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

Coronado Corp.

Form 10-K/A for the Fiscal Year Ended March 31, 2008

Filed December 17, 2008 and

Supplemental Response filed December 17, 2008

File No. 333-135037

Dear Ms. Jenkins:

This letter is in response to your comment letter (the “Comment Letter”) dated December 22, 2008, with regard to the amended Form 10K filing of Coronado Corp, Inc., a Nevada corporation (“Coronado” or the "Company") originally filed on June 30, 2008 and amended December 17, 2008, along with supplemental responses.

In response to questions 2, and 3, the Company has revised the information provided under Item 9AT.  Additional, the Company’s auditors have provided a letter in response to question 1  Future filings will also be amended in response to the comments contained in your letter.

Finally, the Management of Coronado acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Coronado can respond with a prompt response.

Thank you in advance for your courtesies.

CORONADO CORP.

Dr. Alejandro Quesada
President, CEO and Director